SAFRAN

SIÈGE SOCIAL

April 24, 2009

RECEIVED

2009 APR 28 A 6:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

09045975

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Paul Dudek, Esq.

SAFRAN
Rule 12g3-2(b) File No. 82-34974

Dear Sirs:

The enclosed information, as set forth in the Annex attached hereto, is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SAFRAN (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions with regard to this information or require additional information, please contact the undersigned in Paris at +33 1 40 60 84 28.

Very truly yours,

Francis de Raimond

dlw 4/28

SAFRAN
Société anonyme à Directoire et Conseil de Surveillance
au capital de 83 405 917 euros - 562082909 RCS Paris
2, Bd du Général Martial-Valin - 75724 Paris Cedex 15 - France

Tél. : +33 (0)1 40 60 80 80
Fax : +33 (0)1 40 60 81 02
www.safran-group.com

SAFRAN

Rule 12g3-2(b) **File No. 82-34974**

Annex

I. PRESS RELEASES

- April 7, 2009 – SAFRAN completes acquisition of Motorola's biometrics business
- April 16, 2009 – SAFRAN first-quarter 2009 consolidated revenue – In line with targets
- April 24, 2009 – SAFRAN acquires majority stake in GE Homeland Protection, bolstering ties with General Electric

II. DOCUMENTS PROVIDED TO REGULATORY AUTHORITIES OR STOCK EXCHANGES AND MADE PUBLIC BY SUCH ENTITIES

- SAFRAN - Notice of Meeting – Ordinary and Extraordinary Shareholders' meeting of Thursday May 28, 2009 (in French only, English version will be available in few days)

III. DOCUMENTS PROVIDED TO SHAREHOLDERS, PUBLISHED OR MADE AVAILABLE TO THE PUBLIC

- SAFRAN Presentation – Acquisition of GE Homeland Protection – Creation of the leading global detection platform

82-34974

SAFRAN

RECEIVED
2009 APR 28 A 6:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Communiqué de presse . Press release

SAFRAN COMPLETES ACQUISITION OF MOTOROLA'S BIOMETRICS BUSINESS

Paris and Schaumburg, IL - April 7, 2009

SAFRAN and Motorola, Inc. (NYSE: MOT) announced today that they have completed the previously-announced sale of Motorola's biometric business unit, including the Printrak trademark, to SAFRAN through its wholly owned subsidiary, Sagem Sécurité.

Media Contacts:

Kelly Harder
Motorola, Inc.
+1 312-209-0123
kelly.harder@motorola.com

Catherine Malek
SAFRAN
+33 (0)1 40 60 80 28
cmalek.malek@safran.fr

Investor Relations Contacts:

Dean Lindroth
Motorola, Inc.
+1 847-576-6899
dean.lindroth@motorola.com

Quy Nguyen-Ngoc
SAFRAN
+33(0)1 40 60 80 45
guy.nguyen-ngoc@safran.fr

SAFRAN

Communiqué de presse . Press release

SAFRAN, *with approximately $15 billion in revenue in 2008, is an international high-technology group. SAFRAN has been operating in the U.S. for 30 years and is a world leader in a number of industrial segments, including aircraft engines through the 35-year CFM International Joint Venture with General Electric Company, and also supplies aircraft components used on many U.S. military platforms as well as civil aviation customers. Its largest U.S. customer is Boeing and it has significant relationships with other U.S. aerospace companies. SAFRAN operates in aerospace propulsion, aircraft equipment, and defense and security.*

Products incorporating SAFRAN's technology have been used for over 20 years by the U.S. Air Force, U.S. Navy, U.S. Army, U.S. Marine Corps, U.S. Coast Guard and NASA. Representative products today include KC-135R Stratotanker C-17 Globemaster, F/A-18, F-16, F-22, V-22 and C-130. SAFRAN is party to over 100 technical assistance agreements (TAAs) and manufacturing licence agreements (MLAs), has 22 empowered corporate officials dedicated to export control and regulations and is committed to full compliance to such requirements and implements internal policies and procedures to this end.
SAFRAN has more than 54,000 employees in over 30 countries, including 3,200 employees in the U.S. with facilities and offices in 42 locations across 19 states.

For more information, www.safran-group.com

Sagem Sécurité *is one of the world's leading suppliers of identity systems, Sagem Sécurité focuses on applications including personal rights and flow management, in particular based on biometrics, secure terminals and smart cards. Its integrated solutions are deployed worldwide and contribute to the safety and security of transportation, data, people and states. Sagem Sécurité is a fast growing company with an annual growth over 15 % in the last two years.*
Sagem Sécurité is already present in the US through Sagem Morpho, Inc. which develops and sells secure identification systems incorporating various biometric technologies including fingerprint, palm prints, iris and facial recognition either through OEM relationships with major U.S. integrators such as Northrop Grumman and Lockheed Martin, or through its own direct relationships with customers. SMI's U.S. customers for these systems include both law enforcement and civil agencies such as New York State Division of Criminal Justice Services, Missouri State Highway Patrol, New York State Office of Temporary and Disability Assistance, U.S. Drug Enforcement Agency, New York Police Department Central Records Division,, FBI Latent Laboratory, FBI Criminal Justice Information Services, U.S. Army Crime Lab).
Sagem Sécurité has 4,300 employees in over 24 countries in 2008.

For more information, www.sagem-securite.com

Motorola *is known around the world for innovation in communications and is focused on advancing the way the world connects. From broadband communications infrastructure, enterprise mobility and public safety solutions to high-definition video and mobile devices, Motorola is leading the next wave of innovations that enable people, enterprises and governments to be more connected and more mobile. Motorola (NYSE: MOT) had sales of US $30.1 billion in 2008.*

For more information, please visit www.motorola.com

82-34974

SAFRAN

Communiqué de presse . Press release

First-quarter 2009 consolidated revenue
In line with targets

Paris, April 16, 2009

Key figures and significant events

- €2,487 million in consolidated revenue for the first quarter, up 2.4% over the year-earlier period on pro forma data, or 0.5% at comparable scope and exchange rates
- A firm showing from the services business, which accounted for 48% of Aerospace Propulsion revenue (compared with 45% in the first quarter of 2008) and 31.5% of Aircraft Equipment revenue (versus 31% in first-quarter of 2008)
- Sustained growth reported by the Defense Security branch, led notably by Security operations

Jean-Paul Herteman, Chief Executive Officer, stated:

"Against the backdrop of the current economic turbulence, SAFRAN's business model has proved its resilience. The firm showing by services, including sales of spare parts and maintenance-repair operations, enabled the Aerospace Propulsion branch to hold up well. Revenue generated by the Aircraft Equipment branch was also driven by this solid services performance. Lastly, Security operations – particularly identity solutions – also helped to ensure that our first-quarter revenue figure was in line with our full-year targets. We therefore consider that our Group is well positioned to face the current unsettled environment."

SAFRAN

Communiqué de presse . Press release

Group revenue at March 31, 2009

In € millions	2009	2008 (1)	Year-on-year change (pro forma)	Year-on-year change at comparable scope and exchange rates
Aerospace Propulsion	**1,334**	1,395	-4.4%	-7.2%
Aircraft Equipment	**700**	658	+6.4%	+2.5%
Defense Security	**442**	372	+18.8%	+23.7%
Of which Defense	**238**	214	+11.2%	+9.0%
Of which Security	**204**	158	+29.1%	+43.5%
Holding and other	**11**	3	nm	nm
Group total	**2,487**	2,428	**+2.4%**	**+0.5%**

(1) *Pro forma data*

SAFRAN's consolidated revenue for the first quarter of 2009 totaled €2,487 million, up 2.4% on the equivalent prior-year period based on pro forma data, and representing organic growth of 0.5%. This figure is in line with our revenue guidance for full-year 2009.

- **Currency hedging**

Our management of currency options enabled us to improve the hedging rate for 2009, from €1 = $1.45 to €1 = $1.43.

Revenue by branch

- **Aerospace Propulsion**

First-quarter 2009 revenue for this branch came to €1,334 million, down 4.4% on the first quarter of 2008. The slower pace of deliveries of (i) aircraft engines, partly due to the consequences of the strike at Boeing in 2008, and (ii) civil helicopter engines weighed on the Group's original equipment revenue. However, service operations for civil aircraft engines reported growth for the period, with the rise in revenue per shop visit more than offsetting the fall off in the number of shop visits since the second half of 2008. Consequently, the contribution of services to the branch's overall revenue climbed once again and accounted for 48% of the total compared with 45% at end of March 2008.

More than 2,500 ground test hours were accumulated for the TP400 engine for the A400M program, with a full success rate. Furthermore, the flight tests on Airbus's C130 flying testbed aircraft are progressing well.

In the civil aircraft engines business, the development of the SaM 146 is also proceeding favorably, with SSJ 100 aircrafts having completed 140 flights and accumulating 970 hours of engine flight testing. The aircraft is expected to be shown at the next Le Bourget air show.

In the helicopters sector, SAFRAN signed in February a contract with Kamov and Russian Helicopters for developing a new Arrius 2G1 engine designed for the Kamov 226 helicopter used by the Russian government. In March 2009, the Ardiden 1H1 engine for the DHRUV helicopter in India received EASA certification.

In civil space propulsion, SAFRAN has signed contracts with EADS Astrium and Europropulsion to produce a new batch of 35 Ariane 5 ECA launchers covering the period from 2010 to 2014.

In the solid propulsion sector, SAFRAN registered satisfactory growth for its military programs (M51 boosters).

SAFRAN

Communiqué de presse . Press release

- **Aircraft Equipment**

Revenue generated by this branch came to €700 million, up 6.4% on the first quarter of 2008. Both original equipment (excluding business and regional aircraft) and services reported growth. Concerning original equipment, deliveries of nacelles for the A380 increased in line with the pace of production of the aircraft. The wiring business also reaped the benefits of the program's ramp-up during the period. Services revenue rose at a slightly higher pace than that for original equipment.

The sales campaigns for wheels and carbon brakes for the B737, in which the Group currently enjoys an exclusive positioning, are proving particularly satisfactory.

- **Defense Security**

Defense

Defense revenue climbed 11.2%, sustained by avionics operations, notably sales of inertial units, seekers for tactical missiles and computer systems. SAFRAN has been selected to supply onboard computers for the Airbus A350.

In optronics, land combat equipment (including the FELIN program) posted a satisfactory growth rate.

Security

Taking into account the changes in scope of consolidation resulting from the sale of the Group's Monetel business in March 2008 and the consolidation of Sagem Identification in September 2008, revenue from Security operations rose 29.1% to €204 million in the first quarter of 2009. Based on a comparable scope and exchange rates the increase was 43.5%. The Security business now accounts for 8.2% of the Group's total revenue against 6.5% in the first quarter of 2008.

In France, the system for acquiring secure electronic documents (TES) from local councils is now up and running in six *départements*. Some 1,500 new data collection systems have been ordered, bringing the total number of orders to 2,800.

Financial agenda:

Annual General Meeting of Shareholders:	May 28, 2009
First-half 2009 results announcement:	July 30, 2009

Presentation of first-quarter 2009 revenue

A conference call will take place on April 16, 2009 at 9:00 a.m CET.
The numbers to call are as follows: +33 (0)1 72 00 09 86 and +44 (0)203 147 4744

__SAFRAN__ is an international high-technology group with leadership positions in its core businesses of aerospace propulsion, aircraft equipment, and defense security. The SAFRAN Group employs 54,000 people in over 30 countries. It comprises many companies bearing prestigious brand names and holds, alone or in partnership, global or European leadership positions in its markets. SAFRAN is listed on NYSE Euronext Paris and forms part of the SBF 120 and Euronext 100 indices.
www.safran-group.com

Analyst and Investor contact:

Quy Nguyen-Ngoc
Director of Investor Relations and Financial Communication
Tel +33(0)1 40 60 80 45
Fax +33 (0)1 40 60 84 36
guy.nguyen-ngoc@safran.fr
Groupe SAFRAN - 2, bd du Général Martial Valin - 75724 Paris Cedex 15 – France

Press contact:

Catherine Malek
Press Relations Manager
Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26
catherine.malek@safran.fr

82-34974

SAFRAN

RECEIVED
2009 APR 28 A 6:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Communiqué de presse . Press release

SAFRAN acquires majority stake in GE Homeland Protection, bolstering ties with General Electric

Paris, April 24, 2009

SAFRAN announced today that it has acquired 81% of GE Homeland Protection, a wholly owned affiliate of the General Electric Company (NYSE:GE). GE Homeland Protection is a leader in tomography-based detection systems for hazardous or illicit substances in baggage. Through this acquisition Sagem Sécurité, a wholly owned subsidiary of SAFRAN becomes a leading global player in airport security solutions.

SAFRAN is carrying out this acquisition in partnership with General Electric, which retains a 19% stake in the company and a seat on the Board of Directors. Through this new partnership, the Homeland Protection business will continue to benefit from the advanced technologies developed by GE Healthcare and from the expertise of the GE research center.

SAFRAN is acquiring an 81% stake in GE Homeland Protection for $580 million.

Homeland Protection provides equipment and services to protect airports, ports, borders and critical infrastructures, for Government, military and commercial customers. It is a leader in tomography-based technology for detection of hazardous or illicit substances in checked baggage, with the largest worldwide installed base of approximately 1,600 machines. The business also provides services for its installed base, which generate approximately 60% of total revenues. Homeland Protection's latest product, the CTX 9800, certified by the Transportation Security Administration (TSA) in March 2009, offers the highest resolution and the highest throughput system in the industry. Homeland Protection is also a leading provider of Trace equipment.

GE Homeland Protection has approximately 780 employees, including 150 in Research & Development, located in the U.S., Europe and Asia, and posted sales of about $260 million in 2008. It has posted sales in 2009 in line with growth objectives for the year.

By acquiring GE Homeland Protection, SAFRAN also acquires leading-edge technology to support its development in an industry characterized by:

- Recurring revenue generated by service of the installed base.
- Growth: the explosives and narcotics detection market, today estimated at approximately $2.4 billion, is headed for strong short and medium-term growth. The U.S. stimulus package includes a budget of approximately $700 million for checked baggage infrastructure and equipment, while new regulations in Europe require Standard 3 (tomography-like) detection equipment to be purchased from 2012 with complete replacement to Standard 3 equipment by 2018.

SAFRAN

Communiqué de presse . Press release

Combining Homeland Protection's detection capabilities with Sagem Sécurité's (SAFRAN Group) identity solutions will enable SAFRAN to provide a differentiated, seamless and integrated offering to customers.

Jean-Paul Herteman, CEO of SAFRAN, said: "*Following our 2008 acquisitions of SDU-Identification (a Dutch manufacturer of secure passports and ID documents) and Motorola's biometrics business (Printrak brand), adding GE Homeland Protection will significantly bolster our Group's third core business. This makes SAFRAN a pivotal player in the security market, a business that will generate 20% of the Group's total revenues in the medium term, with double-digit profit perspectives and reducing exposure to aerospace cycles. Furthermore, this transaction is the latest step in our long-standing relationship of mutual trust and partnership with GE that reaches back some 35 years.*"

Jean-Paul Jainsky, Chairman and CEO of Sagem Sécurité, added: "*There is growing demand from both governments and private industry for cutting-edge security solutions, based on long-term projects anchored in advanced, very-high-reliability technologies. From this standpoint, the SAFRAN Group is in a perfect position to meet today's most demanding public security requirements.*"

Dennis Cooke, President and CEO of GE Homeland Protection said: "*This is a great move for our Homeland Protection business. Our business has a strong leadership team, dedicated and talented employees, innovative technology, a large installed base and a strong brand. This move aligns Homeland Protection with a business that is committed to globalization and further investment in new detection technologies and new products for the Homeland Security space.*"

The transaction is expected to be finalized by mid 2009, pending customary regulatory approvals.

*****

SAFRAN *is an international high-technology group with leadership positions in its core businesses of aerospace propulsion, aircraft equipment, and defense security. The SAFRAN Group employs about 54,000 people in over 30 countries and generates revenue of more than €10 billion. It comprises many companies with prestigious brand names and holds, alone or in partnership, global or European leadership positions in its markets. SAFRAN is listed on NYSE Euronext Paris and its share is included in the SBF 120 and Euronext 100 indices.*

For more information: www.safran-group.com

Sagem Sécurité *(SAFRAN Group) is a high-technology company. One of the world's leading suppliers of identity solutions, Sagem Sécurité focuses on applications including personal rights and flow management, in particular based on biometrics, a sector in which it is the world leader, secure terminals and smart cards. Its integrated systems and equipment are deployed worldwide and contribute to the safety and security of transportation, data, people and states. Sagem Sécurité has 4,300 employees in over 24 countries in 2008.*

For more information, www.sagem-securite.com

SAFRAN

Communiqué de presse . Press release

GE Security, Inc. *is a wholly owned affiliate of the General Electric Company (NYSE: GE) focused on communication and information technologies for security and life safety solutions. GE Security has more than 5700 employees with operations in over 26 countries and is represented by some of the best-known brand names for intrusion and fire detection, access and building control, video surveillance, explosives and drug detection, key management and structured wiring. GE Homeland Protection, Inc. is focused on explosives and narcotics detection and has approximately 780 employees worldwide.*

For more information: www.gesecuriry.com

Caution Concerning Forward-Looking Statements

This document contains "forward-looking statements" - that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," or "will." Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For us, particular uncertainties which could adversely or positively affect our future results include: the behavior of financial markets, including fluctuations in interest rates and commodity prices; strategic actions, including dispositions; future integration of acquired businesses; future financial performance of major industries which we serve, including, without limitation, the air and rail transportation, energy generation, media, real estate and healthcare industries; unanticipated loss development in our insurance businesses; and numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature. These uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Investors and Analysts contact:

Quy NGUYEN-NGOC
Director, Investor Relations and Financial Communication
Tel +33(0)1 40 60 80 45
Fax +33 (0)1 40 60 84 36
quy.nguyen-ngoc@safran.fr

SAFRAN Group
2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

Press Contact :

Catherine MALEK
Press Relations Manager
Tél +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26
catherine.malek@safran.fr

82-34974

CONVOCATIONS

ASSEMBLÉES D'ACTIONNAIRES ET DE PORTEURS DE PARTS

SAFRAN

Société anonyme à directoire et conseil de surveillance au capital de 83 405 917 euros.
Siège social : 2 boulevard du Général Martial Valin – 75015 Paris.
562 082 909 R.C.S. Paris.

Avis de réunion.

Les actionnaires de SAFRAN sont informés qu'une Assemblée Générale Mixte (ordinaire et extraordinaire) est convoquée le jeudi 28 mai 2009, à 10 heures 30, au Théâtre Marigny, avenue de Marigny à Paris 8ème, à l'effet de délibérer sur l'ordre du jour et les projets de résolutions suivants :

Ordre du jour.

A titre ordinaire.

— Approbation des comptes sociaux de l'exercice 2008. Quitus aux membres du Directoire et du Conseil de Surveillance.

— Approbation des comptes consolidés de l'exercice 2008.

— Affectation du bénéfice, fixation du dividende.

— Approbation des conventions et engagements soumis aux dispositions de l'article L. 225-86 du Code de commerce.

— Ratification de la cooptation de deux membres du Conseil de Surveillance.

— Remplacement d'un Commissaire aux Comptes suppléant démissionnaire.

— Autorisation au Directoire à l'effet d'opérer sur les actions de la Société.

A titre extraordinaire.

— Délégation de compétence au Directoire à l'effet de décider l'augmentation du capital social par émission, avec maintien du droit préférentiel de souscription, d'actions et/ou de valeurs mobilières donnant accès au capital de la Société.

— Délégation de compétence au Directoire à l'effet de décider l'augmentation du capital social par émission, avec suppression du droit préférentiel de souscription, d'actions et/ou de valeurs mobilières donnant accès au capital de la Société.

— Délégation de compétence au Directoire à l'effet de procéder à des augmentations de capital réservées aux salariés adhérant à un plan d'épargne d'entreprise.

— Limitation des montants des émissions autorisées.

— Pouvoirs pour l'accomplissement des formalités.

Projets de résolutions présentés par le Directoire.

Résolutions à titre ordinaire.

Première résolution *(Approbation des comptes sociaux de l'exercice 2008 – Quitus aux membres du Directoire et du Conseil de Surveillance).* — L'Assemblée Générale, statuant aux conditions de quorum et de majorité des assemblées générales ordinaires, connaissance prise du rapport de gestion du Directoire, de l'absence d'observations du Conseil de Surveillance sur le rapport du Directoire et sur les comptes sociaux, ainsi que du rapport général des Commissaires aux Comptes, approuve les comptes sociaux de l'exercice clos le 31 décembre 2008 tels qu'ils lui sont présentés, ainsi que les opérations traduites dans ces comptes ou résumées dans ces rapports, faisant apparaître un bénéfice de 151 150 969,08 euros.

En application de l'article 223 quater du Code Général des Impôts, l'Assemblée Générale approuve les dépenses et charges non déductibles visées à l'article 39-4 dudit, code dont le montant global s'élève à 58 469 euros et qui ont donné lieu à une imposition de 20 131 euros.

L'Assemblée Générale donne en conséquence aux membres du Directoire et du Conseil de Surveillance quitus de leur gestion pour l'exercice 2008.

Deuxième résolution *(Approbation des comptes consolidés de l'exercice 2008).* — L'Assemblée Générale, statuant aux conditions de quorum et de majorité des assemblées générales ordinaires, connaissance prise du rapport de gestion du Directoire, de l'absence d'observations du Conseil de Surveillance sur le rapport du Directoire et sur les comptes consolidés, ainsi que du rapport des Commissaires aux Comptes sur lesdits comptes, approuve les comptes consolidés de l'exercice clos le 31 décembre 2008 tels qu'ils lui sont présentés, ainsi que les opérations traduites dans ces comptes ou résumées dans ces rapports.

Troisième résolution *(Affectation du bénéfice, fixation du dividende).* — L'Assemblée Générale, statuant aux conditions de quorum et de majorité des assemblées générales ordinaires, décide, conformément à la proposition du Directoire, d'affecter comme suit le bénéfice de l'exercice 2008 :

Bénéfice de l'exercice	151 150 969,08 €
Report à nouveau au 31 décembre 2008 (*)	1 574 197,46 €
Bénéfice distribuable	152 725 166,54 €

(*) dont dividendes au titre de l'exercice 2007 afférents aux 2 245 918 actions autodétenues à la date de mise en paiement : 898 367,20 euros.

Affectation :	
Dividende (*)	104 257 396,25 €
Réserve facultative	48 000 000,00 €
Report à nouveau	467 770,29 €

(*) en ce compris le premier dividende statutaire égal à 5 % du nominal.

En conséquence, le dividende distribué sera de 0,25 euro par action, pour chacune des 417 029 585 actions composant le capital social.

Un acompte sur dividende de 0,08 euro par action a été mis en paiement le 15 décembre 2008. Le solde à distribuer, soit 0,17 euro par action, sera mis en paiement le 8 juin 2009, étant précisé que la date de détachement du dividende sur Euronext Paris sera le 5 juin 2009.

L'acompte sur dividende déjà versé, ainsi que le solde à distribuer, sont éligibles à l'abattement de 40 % prévu par l'article 158.3.2° du Code Général des Impôts pour les personnes physiques fiscalement domiciliées en France.

Les dividendes non distribués pour les actions autodétenues à la date de mise en paiement de l'acompte ou du solde du dividende, seront affectés au compte "Report à nouveau".

L'Assemblée Générale prend acte que les dividendes distribués au titre des trois exercices précédents ont été les suivants :

Exercice	Nombre d'actions rémunérées (*)	Dividende net par action	Dividende global distribué (**)
2007	414 783 667	0,40 €	165 913 466,80 €
2006	414 356 567	0,22 €	91 158 444,74 €
2005	413 036 015	0,36 €	148 692 965,40 €

(*) nombre total d'actions, soit 417 029 585, diminué du nombre d'actions autodétenues à la date de mise en paiement du dividende.
(**) éligible en totalité à l'abattement de 40 % prévu par l'article 158.3.2° du CGI.

Quatrième résolution *(Approbation des conventions et engagements soumis aux dispositions de l'article L. 225-86 du Code de commerce).* — L'Assemblée Générale, statuant aux conditions de quorum et de majorité des assemblées générales ordinaires, connaissance prise du rapport spécial des Commissaires aux Comptes sur les conventions et engagements soumis aux dispositions de l'article L. 225-86 du Code de commerce, prend acte qu'aucune convention ni engagement de cette nature n'ont été autorisés au cours de l'exercice 2008, et approuve les termes dudit rapport concernant les conventions et engagements autorisés au cours d'exercices antérieurs.

Cinquième résolution *(Ratification de la cooptation de M. Pierre Aubouin en qualité de membre du Conseil de Surveillance représentant l'Etat).* — L'Assemblée Générale, statuant aux conditions de quorum et de majorité des assemblées générales ordinaires, ratifie la cooptation, par le Conseil de Surveillance du 30 juillet 2008, de M. Pierre Aubouin en qualité de membre du Conseil de Surveillance représentant l'Etat, conformément à sa nomination par arrêté du Ministère de l'Economie, de l'Industrie et de l'Emploi en date du 2 juin 2008, en remplacement de M. Jean-Yves Leclercq, démissionnaire.

M. Pierre Aubouin exercera son mandat pour la durée restant à courir du mandat de son prédécesseur, soit jusqu'à l'issue de la réunion de l'Assemblée Générale Ordinaire des actionnaires appelée à statuer sur les comptes de l'exercice 2010.

Sixième résolution *(Ratification de la cooptation de la société AREVA en qualité de membre du Conseil de Surveillance).* — L'Assemblée Générale, statuant aux conditions de quorum et de majorité des assemblées générales ordinaires, ratifie la cooptation, par le Conseil de Surveillance du 15 avril 2009, de la société AREVA en qualité de membre du Conseil de Surveillance, en remplacement de Mme Anne Lauvergeon, démissionnaire, et pour la durée restant à courir de son mandat, soit jusqu'à l'issue de la réunion de l'Assemblée Générale Ordinaire des actionnaires appelée à statuer sur les comptes de l'exercice 2010.

***Septième résolution** (Remplacement d'un Commissaire aux Comptes suppléant démissionnaire).* — L'Assemblée Générale, statuant aux conditions de quorum et de majorité des assemblées générales ordinaires, prenant acte de la démission de M. Jean-François Serval de son mandat de Commissaire aux Comptes suppléant, nomme en remplacement, pour la durée restant à courir du mandat, soit pour une période d'un exercice qui prendra fin à l'issue de la réunion de l'Assemblée Générale Ordinaire des actionnaires appelée à statuer sur les comptes de l'exercice 2009 :

— Le cabinet BEAS, société à responsabilité limitée au capital de 8 000 euros, dont le siège social est à Neuilly-sur-Seine (92200), 7-9 villa Houssay, immatriculé au Registre du Commerce et des Sociétés de Nanterre sous le numéro 315 172 445, et qui sera représenté par M. Alain Pons.

***Huitième résolution** (Autorisation au Directoire à l'effet d'opérer sur les actions de la Société).* — L'Assemblée Générale, statuant aux conditions de quorum et de majorité des assemblées générales ordinaires, connaissance prise du rapport du Directoire et du descriptif du programme de rachat d'actions propres établi conformément aux articles 241-1 et suivants du Règlement général de l'Autorité des Marchés Financiers, autorise le Directoire à acheter des actions de la Société dans le respect des conditions et obligations fixées par les articles L. 225-209 et suivants du Code de commerce, le Règlement européen 2273/2003 du 22 décembre 2003 et le Règlement général de l'Autorité des Marchés Financiers, ainsi que de toutes autres dispositions légales et réglementaires qui viendraient à être applicables.

Cette autorisation est destinée à permettre :

— L'attribution ou la cession d'actions aux salariés et/ou aux mandataires sociaux de la Société ou des sociétés du Groupe, dans les conditions et selon les modalités prévues par la loi, notamment au titre de la participation aux résultats de l'entreprise, ou par voie d'attribution gratuite d'actions, ou en cas d'exercice d'options d'achat d'actions, ou dans le cadre du plan d'épargne groupe ou de tout plan d'épargne d'entreprise existant au sein du Groupe ;

— L'annulation d'actions, en vertu de la 15ème résolution à titre extraordinaire adoptée par l'Assemblée Générale Mixte du 28 mai 2008 ;

— L'animation du marché du titre Safran, dans le cadre d'un contrat de liquidité conforme à la charte de déontologie de l'Association française des marchés financiers (AMAFI), reconnue par l'Autorité des Marchés Financiers, et conclu avec un prestataire de services d'investissement ;

— La conservation et la remise ultérieure d'actions à titre de paiement ou d'échange dans le cadre d'opérations de croissance externe, dans la limite de 5 % du nombre des actions composant le capital social ;

— La réalisation de toute autre opération qui viendrait à être admise par la réglementation en vigueur.

L'acquisition, la cession ou le transfert des actions pourront être effectués, en une ou plusieurs fois, par tous moyens autorisés par la réglementation en vigueur, incluant notamment les opérations de gré à gré, la négociation de blocs de titres pour tout ou partie du programme et l'utilisation de tout instrument financier dérivé.

Le Directoire pourra utiliser la présente autorisation à tout moment, dans les limites autorisées par la réglementation en vigueur, et poursuivre l'exécution du programme de rachat d'actions en cas d'offre publique dans le strict respect des dispositions de l'article 232-17 du Règlement général de l'Autorité des Marchés Financiers et uniquement pour permettre à la Société de respecter un engagement antérieur au lancement de l'offre.

Le nombre d'actions susceptibles d'être acquises dans le cadre de cette autorisation ne pourra excéder 10 % du nombre total d'actions composant le capital social (soit à titre indicatif 41 702 958 actions sur la base du capital au 31 décembre 2008), la Société ne pouvant par ailleurs détenir à aucun moment, directement ou indirectement, plus de 10 % de son capital.

Le prix maximum d'achat est fixé à 20 euros par action et le montant global des fonds pouvant être affectés à la réalisation de ce programme de rachat d'actions ne pourra excéder 834 millions d'euros.

En cas d'opérations sur le capital, le nombre d'actions et les montants indiqués ci-dessus seront ajustés en conséquence.

L'Assemblée Générale donne tous pouvoirs au Directoire, avec faculté de déléguer, pour mettre en oeuvre ce programme de rachat d'actions, en déterminer les modalités, procéder le cas échéant aux ajustements liés aux opérations sur le capital, passer tous ordres de bourse, conclure tous accords, notamment pour la tenue des registres d'achats et de ventes d'actions, effectuer toutes déclarations auprès de l'Autorité des Marchés Financiers et de tout autre organisme, remplir toutes formalités et, d'une manière générale, faire tout ce qui sera nécessaire.

Cette autorisation est consentie pour une durée de dix-huit mois à compter du jour de la présente assemblée. Elle met fin, à cette date, à l'autorisation ayant le même objet consentie au Directoire par l'Assemblée Générale Mixte du 28 mai 2008 (9ème résolution).

Résolutions à titre extraordinaire.

***Neuvième résolution** (Délégation de compétence au Directoire à l'effet de décider l'augmentation du capital social par émission, avec maintien du droit préférentiel de souscription, d'actions et/ou de valeurs mobilières donnant accès au capital de la Société).* — L'Assemblée Générale, statuant aux conditions de quorum et de majorité des assemblées générales extraordinaires, connaissance prise du rapport du Directoire et du rapport spécial des Commissaires aux Comptes, et conformément aux dispositions des articles L. 225-129 et suivants du Code de commerce, notamment des articles L. 225-129-2, L. 228-91 et suivants dudit code :

1. Délègue au Directoire, avec faculté de subdélégation dans les conditions fixées par la loi, sa compétence pour décider, sous réserve de l'autorisation préalable du Conseil de Surveillance en application de l'article 19 des statuts, l'augmentation du capital social, en une ou plusieurs fois, dans la proportion et aux époques qu'il appréciera, en France ou à l'étranger, soit en euros, soit ou en toute autre monnaie ou unité monétaire établie par référence à plusieurs monnaies, par l'émission, avec maintien du droit préférentiel de souscription des actionnaires, d'actions ordinaires de la Société ou de valeurs mobilières donnant accès, par tous moyens, immédiatement ou à terme, à des actions ordinaires de la Société émises ou à émettre, à titre onéreux ou gratuit ;

2. Décide de fixer comme suit les montants autorisés en cas d'usage par le Directoire de la présente délégation :
– le montant nominal maximum des augmentations de capital susceptibles d'être réalisées immédiatement et/ou à terme en vertu de la présente délégation ne pourra excéder 20 millions d'euros, étant précisé (i) que ce montant s'imputera sur les plafonds fixés par la 12ème résolution de la présente

assemblée pour les augmentations du capital social et (ii) qu'à ce montant s'ajoutera, le cas échéant, le montant nominal des actions à émettre en supplément pour préserver les droits des porteurs de valeurs mobilières donnant accès au capital ;

– le montant nominal maximum des titres de créances susceptibles d'être émis en vertu de la présente délégation ne pourra excéder 850 millions d'euros (ou la contre-valeur à la date d'émission de ce montant en toute autre monnaie ou toute autre unité monétaire établie par référence à plusieurs monnaies), étant précisé (i) que ce montant s'imputera sur le plafond global fixé par la 12ème résolution de la présente assemblée pour l'émission de titres de créances et (ii) que ce montant ne comprend pas la ou les primes de remboursement au-dessus du pair, s'il en était prévu ;

3. Décide que les actionnaires ont, proportionnellement au nombre de leurs actions, un droit préférentiel de souscription aux actions et valeurs mobilières émises en vertu de la présente résolution ;

4. Prend acte que le Directoire a, conformément à la loi, la faculté d'accorder aux actionnaires le droit de souscrire à titre réductible un nombre de titres supérieur à celui qu'ils pourraient souscrire à titre irréductible, proportionnellement aux droits de souscription dont ils disposent et, en tout état de cause, dans la limite de leur demande ;

5. Décide que, conformément à l'article L. 225-134 du Code de commerce, si les souscriptions à titre irréductible et, le cas échéant, à titre réductible n'ont pas absorbé la totalité de l'augmentation de capital, le Directoire pourra utiliser, dans les conditions prévues par la loi et dans l'ordre qu'il déterminera, l'une et/ou l'autre des facultés ci-après :

– limiter l'augmentation de capital au montant des souscriptions à la condition que celui-ci atteigne les trois-quarts au moins de l'augmentation décidée ;

– répartir librement tout ou partie des actions ou, dans le cas de valeurs mobilières donnant accès au capital, lesdites valeurs mobilières dont l'émission a été décidée mais n'ayant pas été souscrites ;

– offrir au public tout ou partie des actions ou, dans le cas de valeurs mobilières donnant accès au capital, lesdites valeurs mobilières non souscrites, sur le marché français ou à l'étranger ;

6. Décide que les émissions de bons de souscription d'actions de la Société pourront être réalisées par offre de souscription, mais également par attribution gratuite aux propriétaires des actions anciennes, étant précisé que le Directoire aura la faculté de décider que les droits d'attribution formant rompus ne seront pas négociables et que les titres correspondants seront vendus ;

7. Prend acte que la présente délégation de compétence emporte de plein droit au profit des porteurs des valeurs mobilières émises donnant accès au capital de la Société, renonciation par les actionnaires à leur droit préférentiel de souscription aux actions auxquelles ces valeurs mobilières donneront droit.

L'Assemblée Générale donne tous pouvoirs au Directoire, avec faculté de subdélégation dans les conditions prévues par la loi, à l'effet de mettre en oeuvre la présente délégation, prendre toutes mesures et effectuer toutes formalités requises pour la bonne fin de chaque émission de valeurs mobilières, en constater la réalisation et procéder, le cas échéant, à la modification corrélative des statuts.

Cette délégation est consentie pour une durée de vingt-six mois à compter du jour de la présente assemblée.

Dixième résolution *(Délégation de compétence au Directoire à l'effet de décider l'augmentation du capital social par émission, avec suppression du droit préférentiel de souscription, d'actions et/ou de valeurs mobilières donnant accès au capital de la Société).* — L'Assemblée Générale, statuant aux conditions de quorum et de majorité des assemblées générales extraordinaires, connaissance prise du rapport du Directoire et du rapport spécial des Commissaires aux Comptes, et conformément aux dispositions des articles L. 225-129 et suivants du Code de commerce, notamment des articles L. 225-129-2, L. 225-135, L. 225-136 dudit code et aux dispositions des articles L. 228-91 et suivants dudit code :

1. Délègue au Directoire, avec faculté de subdélégation dans les conditions fixées par la loi, sa compétence pour décider, sous réserve de l'autorisation préalable du Conseil de Surveillance en application de l'article 19 des statuts, l'augmentation du capital social, en une ou plusieurs fois, dans la proportion et aux époques qu'il appréciera, en France ou à l'étranger, par une offre au public et/ou par une offre visée à l'article L. 411-2 II du Code monétaire et financier (tel que modifié par l'ordonnance n° 2009-80 du 22 janvier 2009), soit en euros, soit en toute autre monnaie ou unité monétaire établie par référence à plusieurs monnaies, par l'émission d'actions ordinaires de la Société ou de valeurs mobilières donnant accès par tous moyens, immédiatement ou à terme, à des actions ordinaires de la Société émises ou à émettre, à titre onéreux ou gratuit.

Ces valeurs mobilières pourront notamment être émises à l'effet de rémunérer des titres qui seraient apportés à la Société, dans le cadre d'une offre publique d'échange réalisée en France ou à l'étranger selon les règles locales sur des titres répondant aux conditions fixées à l'article L. 225-148 du Code de commerce ;

2. Décide de fixer comme suit les montants autorisés en cas d'usage par le Directoire de la présente délégation :

– le montant nominal maximum des augmentations de capital susceptibles d'être réalisées immédiatement et/ou à terme en vertu de la présente délégation ne pourra excéder 20 millions d'euros, étant précisé (i) que ce montant s'imputera sur les plafonds fixés par la 12ème résolution de la présente assemblée pour les augmentations du capital social, (ii) qu'à ce montant s'ajoutera, le cas échéant, le montant nominal des actions à émettre en supplément pour préserver les droits des porteurs de valeurs mobilières donnant accès au capital et (iii) qu'en tout état de cause, les émissions de titres réalisées par une offre visée à l'article L. 411-2 II du Code monétaire et financier (tel que modifié par l'ordonnance n° 2009-80 du 22 janvier 2009) sont limitées conformément à la loi ;

– le montant nominal maximum des titres de créances susceptibles d'être émis en vertu de la présente délégation ne pourra excéder 850 millions d'euros (ou la contre-valeur à la date d'émission de ce montant en toute autre monnaie ou toute autre unité monétaire établie par référence à plusieurs monnaies), étant précisé (i) que ce montant s'imputera sur le plafond global fixé par la 12ème résolution de la présente assemblée pour l'émission de titres de créances et (ii) que ce montant ne comprend pas la ou les primes de remboursement au-dessus du pair, s'il en était prévu ;

3. Décide de supprimer le droit préférentiel de souscription des actionnaires aux titres faisant l'objet de la présente résolution, en laissant toutefois au Directoire, en application de l'article L. 225-135 alinéa 2 du Code de commerce, la faculté de conférer aux actionnaires un délai de priorité de souscription ne donnant pas lieu à la création de droits négociables et qui devra s'exercer proportionnellement au nombre des actions possédées par chaque actionnaire et pourra être éventuellement complété par une souscription à titre réductible ;

4. Prend acte que si les souscriptions, y compris, le cas échéant, celles des actionnaires, n'ont pas absorbé la totalité de l'émission, le Directoire pourra utiliser, dans les conditions prévues par la loi et dans l'ordre qu'il déterminera, l'une et/ou l'autre des facultés ci-après :

– limiter l'augmentation de capital au montant des souscriptions à la condition que celui-ci atteigne les trois-quarts au moins de l'augmentation décidée ;

– répartir librement tout ou partie des actions ou, dans le cas de valeurs mobilières donnant accès au capital, lesdites valeurs mobilières dont l'émission a été décidée mais n'ayant pas été souscrites ;

5. Prend acte que la présente délégation emporte de plein droit, au profit des porteurs des valeurs mobilières émises donnant accès au capital de la Société, renonciation expresse par les actionnaires à leur droit préférentiel de souscription aux actions auxquelles les valeurs mobilières donneront droit ;

6. Décide que le prix d'émission des actions ou des valeurs mobilières donnant accès au capital sera au moins égal au minimum autorisé par la législation en vigueur au jour de l'émission.

L'Assemblée Générale donne tous pouvoirs au Directoire, avec faculté de subdélégation dans les conditions prévues par la loi, à l'effet de mettre en oeuvre la présente délégation, prendre toutes mesures et effectuer toutes formalités requises pour la bonne fin de chaque émission de valeurs mobilières, en constater la réalisation et procéder, le cas échéant, à la modification corrélative des statuts.

Cette délégation est consentie pour une durée de vingt-six mois à compter du jour de la présente assemblée.

Onzième résolution *(Délégation de compétence au Directoire à l'effet de procéder à des augmentations de capital réservées aux salariés adhérant à un plan d'épargne d'entreprise).* — L'Assemblée Générale, statuant aux conditions de quorum et de majorité des assemblées générales extraordinaires, connaissance prise du rapport du Directoire et du rapport spécial des Commissaires aux Comptes, et conformément aux dispositions des articles L. 225-129-6 alinéa 1 du Code de commerce et L. 3332-18 et suivants du Code du travail :

1. Délègue au Directoire la compétence de décider, avec l'accord du Conseil de Surveillance, dans les proportions et aux époques qu'il déterminera, une ou plusieurs augmentations de capital par l'émission d'actions nouvelles dont la souscription est réservée aux salariés de la Société et des sociétés françaises ou étrangères qui lui sont liées au sens de l'article L. 225-180 du Code de commerce, adhérant au plan d'épargne groupe ou à tout plan d'épargne d'entreprise existant au sein du Groupe ;

2. Fixe le plafond du montant nominal des augmentations de capital pouvant être réalisées dans le cadre de la présente délégation à 1,5 % du capital social existant au jour de la décision prise par le Directoire, étant précisé que le montant des augmentations de capital réalisées dans ce cadre s'imputera sur le plafond global d'augmentation du capital social fixé par la 12ème résolution de la présente assemblée ;

3. Décide que le prix de souscription des actions nouvelles ne pourra être inférieur à la moyenne des cours de clôture de l'action aux vingt séances de bourse précédant le jour de la décision du Directoire fixant la date d'ouverture de la souscription, diminuée de la décote maximale prévue par la loi au jour de la décision du Directoire ;

4. Prend acte que la présente autorisation emporte renonciation des actionnaires à leur droit préférentiel de souscription au profit des salariés auxquels l'augmentation de capital est réservée.

L'Assemblée Générale donne tous pouvoirs au Directoire à l'effet de mettre en oeuvre la présente délégation, prendre toutes mesures et effectuer toutes formalités requises pour la bonne fin de chaque augmentation de capital, en constater la réalisation et procéder à la modification corrélative des statuts.

Cette délégation est consentie pour une durée de vingt-six mois à compter du jour de la présente assemblée. Elle met fin, à cette date, à la délégation ayant le même objet consentie au Directoire par l'Assemblée Générale Mixte du 28 mai 2008 (11ème résolution).

Douzième résolution *(Limitation des montants des émissions autorisées)* — L'Assemblée Générale, statuant aux conditions de quorum et de majorité des assemblées générales extraordinaires, connaissance prise du rapport du Directoire, décide :

— de fixer à 1,4 milliard d'euros le plafond global du montant nominal des titres de créances susceptibles d'être émis en vertu des autorisations conférées au Directoire par les 9ème et 10ème résolutions de la présente assemblée, étant précisé que ce plafond ne comprend pas la ou les primes de remboursement au-dessus du pair, s'il en était prévu ;

— de fixer à 35 millions d'euros le plafond global du montant nominal des augmentations de capital, immédiates et/ou à terme, susceptibles d'être réalisées en vertu des autorisations conférées au Directoire par les 9ème et 10ème résolutions de la présente assemblée, étant précisé qu'à ce plafond s'ajoutera, le cas échéant, le montant nominal des actions à émettre en supplément pour préserver les droits des porteurs de valeurs mobilières donnant accès au capital ; et

— de fixer à 110 millions d'euros le plafond global du montant nominal des augmentations de capital, immédiates et/ou à terme, susceptibles d'être réalisées en vertu des autorisations conférées au Directoire tant par les 9ème, 10ème et 11ème résolutions de la présente assemblée que par les 10ème et 12ème résolutions de l'Assemblée Générale Mixte du 28 mai 2008, étant précisé qu'à ce plafond s'ajoutera, le cas échéant, le montant nominal des actions à émettre en supplément pour préserver les droits des porteurs de valeurs mobilières donnant accès au capital.

Cette résolution annule et remplace, à compter du jour de la présente assemblée, la 13ème résolution de l'Assemblée Générale Mixte du 28 mai 2008.

Treizième résolution *(Pouvoirs pour l'accomplissement des formalités).* — L'Assemblée Générale donne tous pouvoirs au porteur de l'original, d'un extrait ou d'une copie du procès-verbal de la présente assemblée pour accomplir toutes formalités légales et faire tous dépôts, publicités et déclarations prévus par les dispositions légales et réglementaires en vigueur concernant les résolutions qui précèdent.

Tout actionnaire, quel que soit le nombre d'actions qu'il possède, peut assister personnellement à cette Assemblée Générale, s'y faire représenter ou voter par correspondance, à condition que ses actions soient enregistrées, à son nom ou au nom de l'intermédiaire inscrit pour son compte, au troisième jour ouvré précédant l'assemblée à zéro heure, heure de Paris :

— soit dans les comptes de titres nominatifs tenus pour la société par son mandataire BNP PARIBAS,

— soit dans les comptes de titres au porteur tenus par l'intermédiaire bancaire ou financier habilité, teneur de son compte titres.

Pour les titres nominatifs, l'inscription dans les comptes de titres tenus par la BNP PARIBAS suffit pour justifier de la qualité d'actionnaire. Pour les titres au porteur, l'inscription ou l'enregistrement comptable dans les comptes de titres tenus par l'intermédiaire habilité doit être constaté par une

attestation de participation délivrée par ce dernier et annexée à la demande de carte d'admission, ou au formulaire de vote par correspondance ou par procuration.

Les actionnaires désirant assister à l'Assemblée Générale devront demander une carte d'admission à : BNP PARIBAS Securities Services, GCT Emetteurs / Assemblées, Immeuble Tolbiac, 75450 Paris Cedex 09. L'actionnaire au porteur qui n'aurait pas reçu sa carte d'admission au troisième jour ouvré précédant l'assemblée à zéro heure, heure de Paris, devra demander à l'intermédiaire habilité teneur de son compte titres de lui délivrer une attestation de participation pour justifier de sa qualité d'actionnaire et être admis à l'assemblée.

Les actionnaires désirant voter par correspondance pourront se procurer un formulaire auprès de la BNP PARIBAS Securities Services, à l'adresse mentionnée à l'alinéa ci-dessus, par une demande écrite qui devra parvenir six jours au moins avant la date de l'assemblée. Les actionnaires au porteur devront s'adresser à l'intermédiaire habilité teneur de leur compte titres pour obtenir ce formulaire. Pour être pris en compte, les formulaires de vote par correspondance, dûment remplis et signés, devront parvenir à la BNP PARIBAS Securities Services trois jours au moins avant la date de l'assemblée, accompagnés, pour les actionnaires au porteur, de l'attestation de participation délivrée par l'intermédiaire habilité.

L'actionnaire qui a voté par correspondance, envoyé un pouvoir ou demandé une carte d'admission ne peut plus choisir un autre mode de participation à l'assemblée.

Les actionnaires remplissant les conditions prévues par l'article R. 225-71 du Code de commerce peuvent demander l'inscription de projets de résolutions à l'ordre du jour de l'assemblée. Leurs demandes, accompagnées d'une attestation d'inscription en compte, doivent être envoyées au siège de la société SAFRAN, à l'attention du Président du Directoire, 2 bd du Général Martial Valin, 75724 Paris Cedex 15, par lettre recommandée avec demande d'avis de réception jusqu'à 25 jours avant la date de l'Assemblée Générale, soit au plus tard le 2 mai 2009. L'examen par l'Assemblée Générale des projets de résolutions déposés est subordonné à la transmission, par les auteurs de la demande, d'une nouvelle attestation justifiant de l'enregistrement comptable des titres dans les mêmes comptes au troisième jour ouvré précédant l'assemblée à zéro heure, heure de Paris.

La date de l'Assemblée Générale étant fixée au 28 mai 2009, la date limite que constitue le troisième jour ouvré précédant l'assemblée à zéro heure, heure de Paris, est le lundi 25 mai 2009.

Le Directoire.

0902107

82-34974

an international

Technology Leader

Acquisition of GE Homeland Protection

Creation of the leading global detection platform

SAFRAN

Notice

- These documents contain forward-looking statements. All statements other than statements of historical fact in in this presentation, including, without limitation, those regarding our financial position, business strategy, management plans and objectives for future operations, are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements, or industry results, to be materially different from those expressed or implied by these forward-looking statements. These forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among other factors:
  - the cyclical nature of the aviation market;
  - the effects of exceptional and unpredictable events;
  - the impact of changes in competition;
  - fluctuations in exchange rates;
  - our ability to maintain high levels of technology.
- Forward-looking statements speak only as of the date of this presentation and we expressly disclaim any obligation or undertaking to release any update or revisions to any forward-looking statements in this presentation as a result of any change in our expectations or any change in events, conditions or circumstances on which these forward-looking statements are based.
  - "The English language version of this document is a free translation from the original, which was prepared in French. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions expressed therein, the original language version of the document in French takes precedence over the translation."

Key terms of the transaction

Structure	▸ Acquisition by Safran of 81% of GE Homeland Protection ("HLP") in cash ▸ GE to retain a 19% stake in HLP
Consideration	▸ Enterprise value of USD715m for 100% of share capital
Financing	▸ USD580m financed with available cash on the balance sheet
Partnership with GE	▸ Access to GE Research Center (GRC) and to GE Healthcare intellectual property ▸ GE ownership for a minimum of 3 years
Governance	▸ GE entitled to appoint one member of HLP board of directors
Next steps	▸ Filing for regulatory approvals, mainly: • Antitrust and competition approval • CFIUS clearance ▸ Expected closing: mid-year 2009

Overview of HLP

- Global leader in baggage screening equipment with #1 position in the US
- CT[1] worldwide installed base > 1,600 units or 63% of the CT installed base
- Comprehensive product offering for the detection of potential threats in aviation / non aviation markets
- Best-in-class technology
- Resilient and growing business with major opportunities: US stimulus package and new regulation in Europe
- c.800 employees in 4 locations (3 in the US and 1 in Germany)

2008 Sales breakdown approximately USD260m



Services 59%
Equipment 41%



Asia 8%
EMEA 23%
US 69%

2009 EBITDA margin c.25%
2010 EBITDA margin c.30%
2008-2010E Sales CAGR > 15%

Notes:
1. Computed Tomography (technology generating a 3D image of the inside of an object from a large series of 2D X-ray images taken around a single axis of rotation. Next generation baggage detection technology)

SAFRAN

Best-in-class technology – overview of the CTX 9800 (baggage screening)

Currently seeking EU Standard 3 certification.
Certified by the TSA[1] in March 2009



Unique next-gen imaging quality



Plan to integrate in in-line system of systems[2]



- **High throughput approximately 700 bags per hour (bph) with plans to reach 1000 bph**
- **Highest throughput system certified to date**
- **High reliability**
- **Full 3D imaging**
- **Highest resolution in the industry**

> **"The CTX 9800 will change our 5 year strategic roadmap dramatically"**
>
> **CEO of a major air transport authority - October 2008**

Notes:
1. Transportation Security Administration – US Department of Homeland Security
2. Integration of CT equipment with XRD equipment as currently with CTX 9000 and 9400

End markets scope of technology

Global Homeland Security Market–Detection[1]

USD2.4bn




Market size of USD200m



Market size of USD200-300m



Aviation 46%
Aviation 46%
Other 9%
Military 11%
Critical infrastructures 16%
Ports & Borders 18%
Non-aviation 54%



Market size of c.USD1bn

- Check baggage: 50%
- Carry-on baggage: 30%
- Trace: 20%





Market size of USD300-400m




Market size of USD300-500m

Sources : TSA data, Sector publicly available information, Sagem Sécurité estimates

Notes :

1. Explosive and Narcotics Detection markets

 Strictly confidential

SAFRAN

Aviation security: major opportunities

CT: highest resolution technology ensuring reliable detection of explosive sheets in luggages

Market size: USD1bn

US – 40%


X-Ray
34%
CT
66%

Post 11-Sept-01

- 100% screening of all checked baggage
- Mandatory use of CT for every new equipment installed

Opportunities

From 2009

- Upcoming replacement cycle
- US stimulus package: USD1bn
  - **checked bag (EDS): 700m**
  - **checkpoint : 300m**

RoW – 60%


X-Ray
83%
CT
17%

2002

- Europe: combination of low-end X-Ray machines and higher-end CT equipment

2006

- Europe: roadmap to align with the US (Standard 3 CT-like detection equipments)

Opportunities

From 2012 (Europe)

- Next generation Standard 3 equipment for new installations (mandatory from 2018)
- GE CTX9800 offers highest resolution in the industry

Strategic rationale

Transforming transaction leading to the creation of…

- **Complementary with Sagem Security existing business**
  - Strong geographical fit
  - Combine all the bricks necessary to the development of integrated checkpoint of the future
- **High growth potential in the short and medium term in aviation and non-aviation fields**
  - Equipment cycle and US stimulus package
  - Regulatory change
- **Resilient business with attractive margin**
  - Increasing demand for improved security
  - Balanced split between sale of equipment and services revenues of installed base
- **Best-in-class technology**

…a global leading player in detection and passenger flow control

A unique integrated offering along the security chain


Safran capabilities
+
HLP capabilities
Employee Credentialing
Passenger Screening
Access Control
Check-in Screening
Passenger identity and credentialing
Checked Baggage Screening

SAFRAN

Safran's Objectives

1. To be a major Tier 1 global player in Aerospace, Defence and Security

2. To concentrate on businesses characterised by:
   - High and sustainable technological barrier to entry
   - Balanced split between OEM and Spare Parts & Services
   - And ranking among top 3 worldwide players

3. To generate 20% of total sales through its security business
   - Non-cyclical
   - Value-added
   - Double-digit growth

SAFRAN

Q&A



SAFRAN